

May 11, 2011

via U.S. mail and facsimile to (281) 575-6983

Ms. Tian Jia, Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview, #115B
Houston, TX 77057

> **RE:** **Great Wall Builders Ltd.**
> **Form 10-K/A for the Year Ended June 30, 2010**
> **Filed May 3, 2011**
> **Form 10-Q/A for the Period Ended March 31, 2010**
> **Filed May 3, 2011**
> **Form 10-Q/A for the Period Ended September 30, 2010**
> **Filed May 3, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed April 25, 2011**
> **File No. 333-153182**

Dear Ms. Tian:

We have reviewed your filings and the response letter filed May 2, 2011. We have the following comments.

Please respond to this letter within ten business days by amending your filings, providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

1. We note that you have not filed officer certifications with your Form 10-K/A. Please file a full amendment to your 10-K/A with currently dated officer certifications in accordance with Item 601(b)(31) and Item 601(b)(32) of Regulation S-K. Please note that if there are no financial statements or other financial information in the amendment, then paragraph 3 of the Item 601(b)(31) certification may be omitted from the certifications that are filed with the amendment. Please see Question 161.01 of our Compliance and Disclosure Interpretations for the rules promulgated under the registration and reporting

provisions of Sections 12, 13 and 15 of the Exchange Act, which are available on our website.

2. We note your response to comment four in our letter dated April 19, 2011. You have not provided proper signatures with your Form 10-K/A. You have not provided a signature for the individual signing as the principal accounting officer. Please refer to Instruction D(2)(a) of Form 10-K. With respect to the registrant's signature, please list the registrant's name above Tian Jia's signature. Please refer to the Signatures section of Form 10-K. Please comply with this comment in your Form 10-K amendment and in future filings.

Forms 10-Q/A for Fiscal Quarters Ended March 31, 2010 and September 30, 2010

3. We note your response to comment five in our letter dated April 19, 2011. Please file full amendments (i.e., the complete report) to your Forms 10-Q for March 31, 2010 and September 30, 2010.

4. We note that you have not furnished the certifications required under Item 601(b)(32) of Regulation S-K. Please file the certifications with your amended Forms 10-Q.

5. We note your response to comment six in our letter dated April 19, 2011. We reissue our comment as your rule references remain incorrect in the certifications filed with your Forms 10-Q for the fiscal quarters ended March 31, 2010, September 30, 2010, December 31, 2010 and March 31, 2011. In your amended filings and future filings, please refer to the text in Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-15(f) with respect to internal control over financial reporting.

6. We note your response to comment seven in our letter dated April 19, 2011. Please file Form 10-Q amendments that include the entire Item 4 information. In the amendments, please fully address whether your disclosure controls and procedures were effective at the reasonable assurance level. Please also indicate whether management's conclusion was based on the full definition of disclosure controls and procedures as provided in Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

7. We note that you have not furnished the certification required under Item 601(b)(32) of Regulation S-K. Please file a full amendment to your Form 10-Q that contains the certification.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2: Management's Discussion and Analysis of Financial Condition . . . , page 8

Forward Looking Statements, page 8

8. In future filings, please delete the references to Section 27A of the Securities Act
of 1933 and Section 21E of the Securities Exchange Act of 1934. As previously
indicated, the safe harbor for forward-looking statements does not apply to issuers
of penny stock. Since you appear to be a penny stock issuer, please delete these
references in future filings to remove any implications that you are eligible to rely
upon the safe harbor provisions. Please refer to Section 27A(b)(1)(C) of the
Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Item 4: Controls and Procedures . . . , page 10

9. We note that you state that your management "concluded that the current
disclosure controls and procedures provide them with reasonable assurance that
they are effective to provide them with timely material information . . ." We note
that it does not appear that management's conclusion was based on the full
definition of disclosure controls and procedures as set forth in Exchange Act
Rules 13a-15(e) and 15d-15(e). Please tell us whether your management's
conclusion was based on the full definition of disclosure controls and procedures
as set forth in the rules.

Exhibit 32

10. We note that you have referenced the "annual" report on Form 10-Q for the
period ended "March 31, 2010." Please file a full amendment to your Form 10-Q
to provide a certification referencing the correct quarterly report.

You may contact me at (202) 551-3355 if you have questions regarding the
financial statements and related matters. Please contact Chambre Malone at (202) 551-
3262, or in her absence, Dieter King at (202) 551-3338, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief